American Lithium Significantly Extends Falchani Lithium Mineralization with Ongoing
Drilling - Latest Results up to 5,025 ppm Lithium and 8,290 ppm Cesium

VANCOUVER, BRITISH COLUMBIA, August 24, 2023 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | NASDAQ:AMLI | Frankfurt:5LA1) is pleased to provide assay results from four additional vertical diamond drill holes recently completed under the Environmental Impact Assessment ("EIA") drill program at the Falchani Lithium project in Puno southeastern Peru ("Falchani"). The holes, in addition to drill holes announced July 12, 2023, were drilled under the ten-hole EIA hydrology drilling program launched at Falchani last Fall as part of the EIA hydrology study designed by EDASI SAC and SRK Peru with field work overseen by EDASI. The EIA hydrological study was approved by ANA.

Highlights

  Drilling intersected long intervals of typical Falchani volcanic tuff as well as upper breccia material with lithium mineralization up to 5,025 parts per million ("ppm") and cesium grades up to 8,290 ppm;
  Drilling has significantly extended lithium mineralization 400 metres ("m") west of the previous resource boundary;
  Final EIA drill results to be incorporated into an updated resource report being prepared by Stantec Consulting Inc. ("Stantec"); and
  Ground water has yet to be encountered in any holes.

Currently, piezometers have been installed in four of the holes to monitor water activity through the calendar year. On completion of water monitoring, a final detailed EIA Report will be filed with the authorities in 2024. In the interim, most of the field work to enable the issuance of a Semi-Detailed EIA Report should be completed this fall. Such a filing would allow drilling across Falchani without the need for additional drill permits.

Simon Clarke, CEO of American Lithium, states, "We are excited to continue to intersect thick lithium mineralization to the west of the current Falchani resource footprint. The entire EIA drilling program, in addition to providing valuable and required hydrological data, looks to be significantly expanding the mineralization at Falchani. An updated mineral resource, likely to show increased resource confidence and resource size, is expected shortly."

EIA Drill Program and Results

Link to: Figure 1 - Updated Falchani EIA Hydrology and Previous Drill Hole Location Map (also see below)

• Drill hole Pz07-TV intersected mineralization over the entire hole with the upper 0-95 m averaging 2,345 ppm Lithium (Li), 829 ppm Cesium (Cs), 1,265 ppm Rubidium (Rb) and 2.57% Potassium (K); See Table 1 - Drill Hole Pz07-TV results, below:

◾ Substantial sub-interval of +3,000 ppm Li intersected from surface to 42 m;

◾ Maximum Li of 4,102 ppm Li over 1 m at 32 m downhole;

◾ This drill hole is now the westernmost drill hole reported at Falchani and extends the drilled mineralization approximately 400 m further west; and

◾ Mineralization remains open at depth below 160 m.

• Drill hole Pz10-TV intersected mineralization over the entire 160 m depth averaging 2,196 ppm Li, 713 ppm Cs, 1,126 ppm Rb and 2.63% K from 0-160 m downhole, ending in mineralization; See Table 2 - Drill Hole Pz10-TV results, below:

◾ A 74 m drill interval from 21-95 m averaged 3,055 ppm Li, 577 ppm Cs, 1,217 ppm Rb and 2.64% K;

◾ Maximum Li of 5,025 ppm Li over 1 m at 86 m downhole;

◾ Mineralization remains open at depth below 160 m.

• Drill hole Pz05-TV intersected mineralization over the entire 160 m depth averaging 1,683 ppm Li, 1,598 ppm Cs, 1,173 ppm Rb and 3.06% K from surface, ending in mineralization; See Table 3 - Drill Hole Pz10-TV results, below:

◾ High grade Cs was intersected over a 46.2 m interval from 104-150.2 m averaging 4,710 ppm Cs, 1,277 ppm Li, 1,083 ppm Rb and 2.71% K;

◾ Maximum Li of 3,282 ppm over 1 m at 149.2 m downhole;

◾ Maximum Cs of 8,290 ppm (0.83% Cs) over 1 m at 111.3 m downhole;

◾ Mineralization remains open at depth below 160.15 m.

• Drill hole Pz08-TV intersected mineralization from surface to 13 m averaging 2,486 ppm Li, 1,998 ppm Cs, 1,267 ppm Rb and 3.11% K from 0-13 m downhole; the remainder of the drill hole intersected subvolcanic rhyolitic intrusive rocks (see Table 4 - Drill Hole Pz08-TV results below):

◾ A lower interval within the subvolcanic rocks intersected 25 m averaging 1,094 ppm Li, 1,081 ppm Cs, 569 ppm Rb and 3.55% K from 64-89 m.;

◾ Additional work is being done on this style of lithium mineralization as it makes up the "basement rock" of the main lithium-mineralized tuffs.

• Ground water has yet to be encountered in any holes within the 160 m reporting drill depth; EDASI and Company have requested permission from ANA to drill deeper.

Figure 1 - Updated Falchani EIA Hydrology and Previous Drill Hole Location Map

Hole Pz07-TV was drilled approximately 450 m west of Platform 36 (Falchani West - 2020 drilling), the westernmost holes from the 2020 resource drill program, expanding the mineralized footprint extensively. Thick Li, Cs and Rb mineralization was intersected in rhyolite tuff, structural-hydrothermal breccia and subvolcanic rhyolitic intrusive rocks directly at surface to 160 m downhole depth. In addition to expanding the Falchani mineralization an additional 200 m to the west of Pz04-TV (see July 12, 2023 news release) the drill hole ended in mineralization, confirming mineralization remains open at depth in this area.

Hole Pz10-TV was drilled approximately 50 m southwest of Platform PCHAC-36 to investigate the water table in this strongly mineralized area. The hole intersected similar mineralization of Falchani tuff and lower brecciated units over the entire 160 m drill hole.

Hole Pz05-TV was drilled in the central valley in the central area of the Falchani resource footprint and provides another window into the thick (>160 m) mineralization linking the western and eastern portions of the Falchani deposit. The intense brecciation in the lower portions of the drill hole hosts higher grade Cs mineralization with lower Li contents.

Hole Pz08-TV was drilled along the southwestern edge of the lithium mineralized outcrop area at Tres Hermanas. While only 13 m of Falchani style mineralized brecciated tuff was intersected, the basement subvolcanic rhyolitic intrusive rocks encountered below do have highly anomalous Li contents, and this appears to establish the southern limit of the interpreted Falchani caldera system.

Table 1 - Drill Hole Pz07-TV results

Pz07-TV - 160.0 m total depth reported - Vertical	From (m)	To (m)	Thickness (m)	Li (ppm)	Cs (ppm)	Rb (ppm)	K (%)
	0.0	160.0	160.0	1,817	780	965	3.00
including	0.0	95.0	95.0	2,345	829	1,265	2.57
including	0.0	42.0	42.0	3,246	602	1,342	2.75
Maximum Li interval	32.0	33.0	1.0	4,102
Maximum Cs interval	87.0	88.0	1.0		1,770
Maximum Rb interval	68.0	69.0	1.0			1,595

Table 2 - Drill Hole Pz10-TV results

Pz10-TV - 160.0 m total depth reported - Vertical	From (m)	To (m)	Thickness (m)	Li (ppm)	Cs (ppm)	Rb (ppm)	K (%)
	0.0	160.0	120.0	2,196	713	1,126	2.63
including	21.0	95.0	74.0	3,055	577	1,217	2.64
Maximum Li interval	86.0	87.0	1.0	5,025
Maximum Cs interval	47.0	48.0	1.0		1,550
Maximum Rb interval	116.0	117.0	1.0			1,901

Table 3 - Drill Hole Pz05-TV results

Pz05-TV - 160.15 m total depth reported - Vertical	From (m)	To (m)	Thickness (m)	Li (ppm)	Cs (ppm)	Rb (ppm)	K (%)
	0.0	160.15	160.15	1,683	1,598	1,173	3.06
including	0.0	16.0	16.0	2,348	439	1,558	3.14
including	24.0	102.0	78.0	1,998	239	1,333	3.37
including	104.0	150.2	46.2	1,277	4,710	1,083	2.71
Maximum Li interval	149.2	150.2	1.0	3,282
Maximum Cs interval	111.3	112.3	1.0		8,290
Maximum Rb interval	39.0	40.0	1.0			1,837

Table 4 - Drill Hole Pz08-TV results

Pz08-TV - 160.0 m total depth reported - Vertical	From (m)	To (m)	Thickness (m)	Li (ppm)	Cs (ppm)	Rb (ppm)	K (%)
	0.0	13.0	13.0	2,486	1,998	1,267	3.11
	64.0	89.0	25.0	1,094	1,081	516	3.55
Maximum Li interval	8.0	12.0	4.0	2,859
Maximum Cs interval	8.0	12.0	4.0		3,060
Maximum Rb interval	0.0	2.0	2.0			1,541

Quality Assurance, Quality Control and Data Verification

Diamond drilling is being conducted using Company-owned drill rigs with local contract personnel. Drill core samples are cut longitudinally with a diamond saw, with one-half of the core placed in sealed bags and shipped to Certimin's sample analytical laboratory in Lima for sample preparation, processing and ICP-MS/OES multi-element analysis. Certimin is an ISO 9000 certified assay laboratory. The Company's Qualified Person for the drill program, Mr. Ted O'Connor, has verified the data disclosed, including drill core, sampling and analytical data in the field and laboratory. The program is designed to include a comprehensive analytical quality assurance and control routine comprising the systematic use of Company inserted standards, blanks and field duplicate samples, internal laboratory standards and has also included check analyses at other accredited laboratories. Downhole thicknesses for vertical drill holes are considered accurate true thickness intersections.

Qualified Person

Mr. Ted O'Connor, P.Geo., Executive Vice President of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on the continued development of its strategically located TLC Lithium Claystone Project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani Hard-rock Lithium Project and Macusani Uranium Project in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility work is well advanced at Falchani and has commenced at TLC.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

For Media Inquiries:

Nancy Thompson

Vorticom, Inc.

212-532-2208

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Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, the anticipated completion of pre-feasibility work, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on May 29, 2023, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions

Thirty-two of the 169 concessions held by American Lithium's subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani's title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge's ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company's favour.